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                            September 10, 2020

       Rudy Mazzocchi
       President and Chief Executive Officer
       Agentix Corp.
       2932 Pacific Coast Highway, #14-254
       Dana Point, CA 92629

                                                        Re: Agentix Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed September 3,
2020
                                                            File No. 333-248589

       Dear Mr. Mazzocchi:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-1 filed September 3, 2020

       Cover Page

   1. It appears that your common stock is quoted on the OTC Pink tier of the OTC Markets.
                                                        Please note that the
OTC Pink marketplace is not an established public trading market into which selling
stockholders may offer and sell their shares of common stock at other than a fixed price.
Accordingly, please revise your cover page disclosure, and make corresponding changes
elsewhere in the prospectus, to disclose a fixed price at which shares of your common
stock will be sold until your shares are listed on a national securities exchange or
quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which
                                                        time they may be sold
at prevailing market prices or in privately negotiated transactions.
                                                        Refer to Item 501(b)(3)
of Regulation S-K.
 Rudy Mazzocchi
Agentix Corp.
September 10, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Jason L. Drory at 202-551-8342 or Christine Westbrook at 202-551-
5019 with any questions.



                                                           Sincerely,
FirstName LastNameRudy Mazzocchi
                                                           Division of
Corporation Finance
Comapany NameAgentix Corp.
                                                           Office of Life
Sciences
September 10, 2020 Page 2
cc:       Jeffrey M. Quick, Esq.
FirstName LastName